
Mail Stop 3561

July 2, 2008

<u>Via Fax & U.S. Mail</u>

Ms. Sally J. Smith
Chief Executive Officer
Buffalo Wild Wings, Inc.
5500 Wayzata Boulevard, Suite 1600
Minneapolis, MN 55416

> **Re: Buffalo Wild Wings, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 000-24742**

Dear Ms. Smith:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity, page 36

1. It is unclear how the amounts shown in the table on page 48 summarizing restricted stock activity for fiscal 2007 relate to the net issuance of restricted stock of 70,044 shares shown on page 36 in your Consolidated Statement of Stockholders' Equity for fiscal 2007. Please provide us with a reconciliation of such amounts.

2. Since issuances of common stock generally increase stockholders' equity, please explain to us why your 2007 net issuance of restricted stock of 70,044 shares resulted in a $413,000 reduction of your stockholders' equity.

Notes to Consolidated Financial Statements

Note 6(b) – Restricted Stock, page 48

3. Please expand your disclosure to describe in detail the performance targets established by your Board of Directors. Also, discuss if and when the achievement of these performance targets has historically been considered to be probable.

4. Please clarify the meaning of "disbursement" of restricted stock units. Based on the form of Notice of Restricted Stock Unit Award filed as an exhibit, it appears you do not issue common shares until after the achievement of the performance targets and the resulting vesting of the restricted stock units. Accordingly, since some restricted stock plans issue shares upon the grant of a restricted stock award, please clarify that your table on page 48 summarizes restricted stock units outstanding, which represent contingently issuable shares, not actual outstanding common shares.

Note 7 – Earnings Per Common Share, page 49

5. In the reconciliation for the fiscal year ended December 30, 2007, you have added warrants to the description of dilutive securities. However, we could not locate any disclosure elsewhere in your filing with respect to the issuance of warrants. Please revise, as appropriate.

6. We suggest you show the effect of each of your potentially dilutive securities, such as stock options and restricted stock units, as a separate line item within the reconciliation of the denominator for each fiscal year.

7. In the first paragraph on page 49, please clarify the meaning of "paid" $1,066 thousand for liability classified share-based compensation. In this regard, it is unclear whether such amount was paid in cash or in shares of your common stock. Also, please tell us if such amount relates to the net issuance of 70,044 shares of restricted stock shown on page 36 in your Consolidated Statement of Stockholders' Equity for fiscal 2007.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief